Exhibit 99.4

Ninetowns Reports Fourth Quarter and Full Year 2004 Results
Wednesday February 23, 5:00 pm ET

BEIJING, Feb. 23 /Xinhua-PRNewswire/ – Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News), a leading PRC enterprise software provider in automating import/export processing in China for enterprises and trade-related PRC government agencies, today announced its financial results for the fourth quarter and full year ended December 31, 2004.

     Fourth Quarter 2004 Financial Highlights (US GAAP):

*	Total net revenues for the fourth quarter of 2004 were RMB62.3 million (US$7.5 million), which represents an increase of 75.5% over the same period in 2003, and 18.8% over the third quarter of 2004.

*	Sales from enterprise software in the fourth quarter of 2004 were RMB54.2 million (US$6.6 million), an increase of 72.3% over the same period in 2003, and 7.2% over the third quarter of 2004.

*	Gross profit margin was 96.2% for the fourth quarter of 2004, compared to 93.0% in the fourth quarter of 2003 and 98.1% in the third quarter of 2004. The quarter-over-quarter decrease was primarily due to the expected higher revenue contribution from the lower margin software development business.

*	Operating income and operating margin for the fourth quarter of 2004 were RMB41.4 million (US$5.0 million) and 66.5%, respectively. This represents an increase of 152.4% in operating income over the same period in 2003, and 14.1% over the third quarter of 2004.

*	Net income and net profit margin for the fourth quarter of 2004 were RMB42.8 million (US$5.2 million) and 68.6%, respectively. This represents an increase of 254.1% in net income over the same period in 2003, and 21.2% over the third quarter of 2004.

*	Diluted earnings per share / American Depositary Share (ADS) for the fourth quarter of 2004 were RMB1.35 (US$0.16).

*	The short-term unearned revenue balance at the end of 2004 was RMB97.2 million (US$11.7 million), which represents an increase of 37.7% over the same date in 2003, and 9.7% over the third quarter of 2004.

        Full Year 2004 Financial Highlights (US GAAP):

*	Total net revenues for the full year 2004 were RMB201.5 million (US$24.4 million), which represents an increase of 51.6% over the full-year 2003.

*	Sales from enterprise software for the full year 2004 were RMB188.7 million (US$22.8 million), an increase of 65.8% over the full year 2003.

*	Gross profit margin was 97.8% for the full year 2004, compared to 95.1% for the full year 2003. The increase in gross profit margin for the full year 2004 was primarily due to a higher revenue contribution from the higher margin enterprise software business.

*	Operating income and operating margin for the full year 2004 were RMB139.7 million (US$16.9 million) and 69.3%, respectively. This represents an increase of 163.0% in operating income over the full year 2003.

*	Net income and net profit margin for the full year 2004 were RMB134.0 million (US$16.2 million) and 66.5%, respectively. This represents an increase of 225.2% in net income over the full year 2003.

*	Diluted earnings per share / ADS for the full year 2004 were RMB4.74 (US$0.57).

Diluted earnings per share / ADS computations for the fourth quarter and full year 2004 were based on 31.7 million and 28.3 million weighted average number of shares / ADSs outstanding on a diluted basis, respectively. On a diluted basis, the number of shares / ADSs outstanding increased by 7.1 million in the fourth quarter 2004 compared to the fourth quarter 2003 due to the Company’s December 8, 2004 initial public offering.

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004, which was RMB8.2765 to US$1.00. The percentages stated in this press release are calculated based on RMB.

Shuang Wang, Chief Executive Officer of Ninetowns Digital World Trade Holdings Limited, said, “Our strong growth in 2004 reflects the considerable momentum we gained in our business. More importantly, with more companies turning to electronic filing as a means of gaining a competitive advantage, we believe we have considerable room for growth. Because of this, we expect our revenue and profit growth will continue in 2005 as we help an increasing number of enterprises and trade-related PRC government agencies to streamline the import/export process in China.”

Tommy Fork, Chief Financial Officer of Ninetowns Digital World Trade Holdings Limited, said, “We completed our initial public offering on December 8, 2004. The IPO represents a major milestone in the history of Ninetowns and further strengthened the company’s financial position. As a result, our balance of cash and cash equivalents and term deposits increased to RMB847.9 million (US$102.4 million) at the end of the fourth quarter 2004 from RMB247.9 (US$30.0 million) at the end of the third quarter of 2004. Our increased financial strength will allow us to continue addressing our current market opportunities, while also addressing important new business and technology opportunities as we focus on expanding the breadth of our product offerings.”

        Fourth Quarter 2004 Business Highlights

*	Raised RMB531.4 million (or US$64.2 million) net of expenses in successful initial public offering

*	Sold approximately 12,000 iDeclare software licenses and approximately 5,000 iDeclare maintenance contracts

*	Gained additional new customers, including Dongfeng Honda Engine Co., Ltd, Shanghai SVA NEC Liquid Crystal Display Co., Ltd, Thomson Multimedia (Dongguan) Ltd, and Panasonic Putian Mobile Communications Beijing Co., Ltd, among others.

*	Signed a key contract with iTowNet for RMB6.6 million (US$800,000) for its “Integrated Origin Certificate Electronic Management System” development.

        Business Outlook

*	For full year 2005, total net revenues are expected to be in the range of RMB260.0 million to RMB300.0 million (or US$31.4 million to US$36.2 million), representing an expected year-over-year growth of 39.0% at the midpoint of the range.

*	For full year 2005, operating margin is expected to be in the range of 65% to 70%.

*	For full year 2005, diluted earnings per share / ADS are expected to be in the range of RMB4.96 to RMB5.79 (or US$0.60 to US$0.70). This is based on a diluted share count of 35.7 million shares / ADSs.

*	For first quarter of 2005, total net revenues are expected to be in the range of RMB59.0 million to RMB65.0 million (or US$7.1 million to US$7.9 million.), representing a year-over-year growth of 53.9% at the midpoint of the range. The first quarter is traditionally a seasonally slower quarter for enterprise software sales in the PRC due to decreased business activities throughout China before, during and after the week-long Chinese New Year holidays. In addition, net revenues from software development services are typically higher in the third and fourth quarters of each year because our software development contracts are historically signed during that time.

*	For first quarter of 2005, operating margin is expected to be in the range of 65% to 70%.

*	For first quarter of 2005, diluted earnings per share / ADS are expected to be in the range of RMB1.24 to RMB1.41 (or US$0.15 to US$0.17). This is based on a diluted share count of 35.6 million shares / ADSs.

Conference Call and Webcasting Information

As previously announced, Ninetowns will host a conference call to discuss fourth-quarter and full year 2004 financial results and the 2005 business outlook at 7:00 a.m. Beijing time on February 24, 2005. This will be 6:00 p.m. on February 23, 2005 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-913-981-5543 and referencing confirmation code 553540. A live webcast of the conference call will be available on Ninetowns’ website at http://www.ninetowns.com/english.

A replay of the call will be available from 10:00 a.m. on February 24, 2005 in Beijing (9:00 p.m. in New York on Wednesday, February 23, 2005) through 1:00 p.m. on Thursday, March 3, 2005 in Beijing (midnight in New York on Wednesday, March 2, 2005) at http://www.ninetowns.com/english and by telephone at +1-719-457-0820. The password for the replay is 553540.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns’ clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this presentation and our earnings press release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. We urge you to read our public filings, which are available on our corporate website at http://www.ninetowns.com/english.

     Contacts:

     Lisa Zheng
     Investor Relations
     Ninetowns Digital World Trade Holdings Limited
     +86-10-6588-2256
     ir@ninetowns.com

     David Pasquale, EVP
     The Ruth Group
     +1-646-536-7006
     dpasquale@theruthgroup.com

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED DECEMBER 31, 2003, SEPTEMBER 30, 2004 AND DECEMBER 31, 2004
(In thousands, except share and per share data)

	For the three months ended
	Dec 31, 2003 RMB (unaudited)	Dec 31, 2003 US$ (unaudited)	Sep 30, 2004 RMB (unaudited)	Sep 30, 2004 US$ (unaudited)	Dec 31, 2004 RMB (unaudited)	Dec 31, 2004 US$ (unaudited)
Total net revenues	35,520	4,291	52,468	6,339	62,338	7,531
Cost of revenues	(2,493)	(301)	(1,020)	(123)	(2,367)	(286)

Gross profit	33,027	3,990	51,448	6,216	59,971	7,245
Selling expenses	(2,713)	(328)	(4,007)	(484)	(4,291)	(518)
General and administrative expenses	(11,104)	(1,341)	(9,161)	(1,107)	(12,639)	(1,527)
Research and development expenses	(1,271)	(154)	(1,957)	(236)	(1,594)	(192)
Allowance for doubtful debts	(1,516)	(183)	--	--	--	--

Income from operations	16,423	1,984	36,323	4,389	41,447	5,008
Interest income	333	40	926	112	2,076	250
Other income	41	5	1,276	154	--	--

Income before income taxes	16,797	2,029	38,525	4,655	43,523	5,258
Income taxes	(949)	(114)	(601)	(73)	(755)	(91)

Income before minority interests	15,848	1,915	37,924	4,582	42,768	5,167
Minority interests	(3,771)	(456)	(2,640)	(319)	--	--

Net income	12,077	1,459	35,284	4,263	42,768	5,167

Net income per share:
Basic	RMB0.49	US$0.06	RMB1.33	US$0.16	RMB1.43	US$0.17
Diluted	RMB0.49	US$0.06	RMB1.24	US$0.15	RMB1.35	US$0.16

Shares used in computation:
Basic	24,614,696	24,614,696	26,571,042	26,571,042	30,001,401	30,001,401
Diluted	24,614,696	24,614,696	28,342,197	28,342,197	31,718,668	31,718,668

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2004
(In thousands, except share and per share data)

	Year ended Dec 31
	2003 RMB (note)	2003 US$ (note)	2004 RMB (unaudited)	2004 US$ (unaudited)
Total net revenues	132,908	16,058	201,547	24,351
Cost of revenues	(6,519)	(788)	(4,507)	(544)

Gross profit	126,389	15,270	197,040	23,807
Selling expenses	(13,674)	(1,653)	(15,977)	(1,931)
General and administrative expenses	(20,395)	(2,464)	(35,872)	(4,334)
Research and development expenses	(2,691)	(325)	(4,819)	(582)
Employee stock-based compensation related
to general and administrative expenses	(35,000)	(4,229)	--	--
Allowance for doubtful debts	(1,516)	(183)	(700)	(85)

Income from operations	53,113	6,416	139,672	16,875
Interest income	1,220	147	3,768	455
Other income	211	26	1,340	162

Income before income taxes	54,544	6,589	144,780	17,492
Income taxes	(4,116)	(497)	(1,823)	(220)

Income before minority interests	50,428	6,092	142,957	17,272
Minority interests	(9,239)	(1,116)	(9,006)	(1,088)

Net income	41,189	4,976	133,951	16,184

Net income per share:
Basic	RMB1.82	US$0.22	RMB4.96	US$0.60
Diluted	RMB1.82	US$0.22	RMB4.74	US$0.57

Shares used in computation:
Basic	22,659,048	22,659,048	27,022,057	27,022,057
Diluted	22,659,048	22,659,048	28,279,061	28,279,061

Note: Information extracted and derived from the audited financial statements included in the Company's prospectus dated December 2, 2004.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004
(In thousands, except share and per share data)

	December 31,
	2003 RMB (note)	2003 US$ (note)	2004 RMB (unaudited)	2004 US$ (unaudited)
ASSETS
Current assets:
Cash and cash equivalents and term deposits	233,195	28,175	847,906	102,446
Inventories	458	56	8,123	981
Trade receivables	62,981	7,609	69,130	8,353
Other current assets	22,009	2,659	37,686	4,553

Total current assets	318,643	38,499	962,845	116,333

Goodwill	1,614	195	193,570	23,388
Other non-current assets	3,718	449	65,767	7,946

TOTAL ASSETS	323,975	39,143	1,222,182	147,667

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term unearned revenue	70,608	8,531	97,230	11,748
Other current liabilities	23,626	2,855	33,900	4,096

Total current liabilities	94,234	11,386	131,130	15,844

Minority interests	17,274	2,087	600	72
Mezzanine equity	46,937	5,671	--	--
Total shareholders' equity	165,530	19,999	1,090,452	131,751

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	323,975	39,143	1,222,182	147,667

Note: Information extracted and derived from the audited financial statements included in the Company's prospectus dated December 2, 2004.